QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 1

Amendment No. 2, dated as of March 11, 2002, to the Rights Agreement, dated as of June 2, 1999, as amended October 13, 1999, between the Company and Wells Fargo Bank MN, N.A.

Section 1 is hereby amended to read as follows:

        Section 1.    Certain Definitions.    For purposes of this Agreement, the following terms have the meanings indicated:

        (a)  "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, without the prior approval of a majority of the Board of Directors, shall be the Beneficial Owner (as such term is hereinafter defined) of voting securities having twenty percent (20%) or more of the then voting power of the Company, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; provided, however, that if a Person is the Beneficial Owner at the close of business on the date of this Agreement of twenty percent (20%) or more of the voting power of the Company, such Person shall not be deemed an Acquiring Person unless and until such Person acquires any additional Common Stock in any manner other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Stock beneficially owned by such Person. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to twenty percent (20%) or more of the then voting power of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of twenty percent (20%) or more of the then voting power of the Company then outstanding by reason of shares purchased by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of additional Common Stock of the Company representing 1% or more of the shares of Common Stock then outstanding, then such Person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if a majority of the members of the Company's Board of Directors then in office determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement. Notwithstanding any of the foregoing, P.R. Peterson, or any entity controlled by P.R. Peterson, shall not be deemed an Acquiring Person regardless of the percentage of ownership of the voting power of the Company and references to "twenty percent (20%)" in this Agreement shall be deemed not to apply to P.R. Peterson or such entities.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested as of the day and year first above written.

PPT VISION, INC.
Attest:
By	/s/ Thomas G. Lovett, IV Its Secretary	By	/s/ Joseph C. Christenson Its President
WELLS FARGO BANK MN, N.A.
Attest:
By	/s/ Suzanne M. Swits Its Assistant Secretary	By	/s/ Corbin B. Connell Its Assistant Vice President

QuickLinks

EXHIBIT 1